SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: August 2003

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire
BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: September 04, 2003        By:  /s/ Maura Moynihan
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Maura Moynihan
                           Title:  General Counsel

Filtronic plc


Pursuant to the termination and release and Stock
Subscription Agreements signed on the acquisition of Filtronic Sigtek, Inc on 22 August 2000 under which certain employees of Filtronic Sigtek, Inc are entitled to shares on the first four anniversaries of the acquisition, 195,263
Ordinary shares of 10p each were issued on 21 August 2003.

Accordingly, application has been made to The UK Listing
Authority for these shares to be admitted to the Official
List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.